UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 4, 2014 entitled “Arcos Dorados Reports Third Quarter 2014 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 4, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS

Single digit organic revenue and comparable sales growth reflect a weaker than expected operating environment. Achieved G&A leverage as part of an ongoing cost reduction program.

Buenos Aires, Argentina, November 4, 2014 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Consolidated revenues were $904.0 million, an 11.5% decline versus the third quarter of 2013. On an organic basis and excluding Venezuela, consolidated revenues grew 6.0% in the quarter.
•	Systemwide comparable sales increased by 7.4% year-over-year.
•	As reported General and Administrative expenses (G&A) as a percentage of revenues declined by 46 basis points versus last year.
•	Adjusted EBITDA was $66.1 million, or 26.9% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela, decreased by 5.9% versus the prior year quarter.
•	The Company reported net income of $240 thousand, compared to net income of $19.6 million in the year-ago period, mainly due to lower operating results and higher foreign exchange losses.

“Third quarter results were below our expectations due to continued underlying weakness in the operating environments of our key markets. At the start of the fourth quarter, we are seeing some evidence of stabilizing volume trends and are optimistic that we can benefit from a seasonal pick-up in consumer activity and the promotional campaigns that we have planned through year-end. However, we now expect organic revenue growth to be on the low end of guidance. EBITDA trends have been volatile and difficult to predict and, so far, organic EBITDA results are trending below our forecast for the fourth quarter.”

“Our current strategy is focused on increasing profitability and free cash flow generation, reducing leverage and concentrating unit growth in our most promising markets. Recent technological investments are expected to reduce labor costs and enhance the consumer experience. Additionally, efficiencies in both G&A and other non-product purchasing will help us recover margins beginning in 2015. In response to expectations for continued soft markets next year, I will recommend at our December board meeting that we suspend dividends in 2015.”

“Despite current market conditions, the McDonald’s brand remains the preferred brand in the minds of casual diners in Brazil and our other major markets. The steps we are taking to streamline the business will result in a significant long-term improvement in the operation of our restaurants and position us for a future upturn in the region’s economic cycle,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Third Quarter 2014 Results

Consolidated
Figure 1. AD Holdings Inc Consolidated: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,993				2,086	4.7%

Sales by Company-operated Restaurants	977.2		(206.2)	97.8	868.8	-11.1%	10.0%
Revenues from franchised restaurants	44.1		(9.8)	1.0	35.2	-20.0%	2.3%
Total Revenues	1,021.2		(216.0)	98.8	904.0	-11.5%	9.7%
Systemwide Comparable Sales						7.4%
Adjusted EBITDA	90.4	(4.7)	(30.2)	10.6	66.1	-26.9%	11.7%
Adjusted EBITDA Margin	8.8%				7.3%
Net income (loss) attributable to AD	19.6	8.8	(24.0)	(4.2)	0.2	-98.8%	-13.0%
No. of shares outstanding (thousands)	209,866				210,215
EPS (US$/Share)	0.09				0.00
(3Q14 = 3Q13 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

The 11.5% decline in Arcos Dorados’ third quarter as reported revenues primarily reflects the use of a weaker official exchange rate to remeasure the results of the Company’s Venezuelan operation and the depreciation of local currencies, mainly in Argentina. The organic revenue growth of 9.7% was driven by the 7.4% expansion in systemwide comparable sales and the contribution of $42.5 million in constant currency from the net addition of 93 restaurants during the last 12-month period.

Marketing activities in the third quarter included the return of Chicken McBites in the largest markets, as well as the introduction of Danonino yogurt in the Happy Meal in Brazil, Argentina and Uruguay. During the quarter, the Happy Meal also benefited from properties including How to Train Your Dragon 2, Scooby Doo and Batman/My Little Pony. The GPPP affordability platform included sandwiches such as the Triple Bacon with Cheese, the McBacon and the Duplo Pampa. Additionally, the Dessert Category performed well with introductions such as the McFlurry Oreo in Brazil and the McFlurry Milka Choco Swing in SLAD.

Adjusted EBITDA ($ million)
Breakdown of main variations contributing to 3Q14 Adjusted EBITDA

Reported Adjusted EBITDA for the third quarter decreased 26.9% primarily due to the remeasurement of the Venezuelan operation at a weaker official foreign exchange rate versus the prior-year quarter. The Adjusted EBITDA margin decreased by 154 basis points to 7.3%. The result reflects higher Occupancy and Other Operating Expenses as a percentage of sales, which were partially offset by lower Food and Paper (F&P) costs and efficiencies in G&A. Adjusting for special items and currency impacts, organic Adjusted EBITDA increased by 11.7%, due to F&P price adjustments in Venezuela, measured in constant currency.

Special items impacting Adjusted EBITDA consisted of:

Special Items
(In thousands of U.S. dollars)
	3Q	3Q	Variation
	2014	2013
Accrual of PAT provision in Brazil (i)	-	-1,958	1,958
Royalty waiver from Venezuela	-1,743	2,000	-3,743
CADs net gain (loss) (ii)	-2,950	-14	-2,936
TOTAL	-4,693	28	-4,721
i.	Employee meals program in Brazil.
ii.	Compensation expense. Includes the result from the total equity return swap.

Consolidated – excluding Venezuela
Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,854				1,950	5.2%

Sales by Company-operated Restaurants	878.1		(79.1)	51.5	850.4	-3.1%	5.9%
Revenues from franchised restaurants	32.6		(2.1)	3.6	34.1	4.6%	11.0%
Total Revenues	910.7		(81.2)	55.1	884.6	-2.9%	6.0%
Systemwide Comparable Sales						1.0%
Adjusted EBITDA	77.0	(1.0)	(4.4)	(4.7)	66.9	-13.1%	-5.9%
Adjusted EBITDA Margin	8.5%				7.6%
Net income (loss) attributable to AD	9.7	12.6	0.7	(19.9)	3.1	-67.8%	-81.4%
No. of shares outstanding (thousands)	209,866				210,215
EPS (US$/Share)	0.05				0.01

Excluding the Venezuelan operation, as reported revenue declined by 2.9% due to the depreciation of some local currencies, mainly in Argentina. Organic revenue, excluding Venezuela, rose 6.0% in the third quarter. Systemwide comparable sales rose 1.0% as a higher average check was mostly offset by a decline in traffic. The Company’s Adjusted EBITDA margin declined 89 basis points to 7.6%, as higher F&P and Occupancy and Other Operating Expenses more than offset lower labor costs and G&A expenses as a percentage of revenues.

Non-operating Results

Non-operating results for the quarter reflected a non-cash $7.7 million increase in foreign currency exchange losses. FX losses for the quarter were mainly driven by the impact of the depreciation of the Brazilian Real (BRL) within the quarter, which generated a loss on intercompany balances, partially offset by a gain related to the BRL-denominated long-term debt. Net interest expense was $8.8 million lower versus the prior-year quarter, which included a one-time charge of $12.7 million related to the debt restructuring completed in that quarter.

Income tax expense for the quarter totaled $7.7 million, compared to $15.0 million in the year-ago period.

Net income attributable to the Company was $240 thousand in the third quarter of 2014, compared to net income of $19.6 million in the same period of 2013. The decline in net income is mainly explained by lower operating results and higher foreign exchange losses, which were partially offset by lower net interest and income tax expenses.

The Company reported earnings per share of $0.001 in the third quarter of 2014, compared to earnings per share of $0.09 in the previous corresponding period. Total weighted average shares for the third quarter of 2014 were 210,215,076 as compared to 209,866,194 in the third quarter of 2013, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:

Brazil Division
Figure 3. Brazil Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	762				833	9.3%

Total Revenues	444.5		2.9	13.4	460.9	3.7%	3.0%
Systemwide Comparable Sales						-2.4%
Adjusted EBITDA	56.3	2.0	0.1	(2.8)	55.5	-1.3%	-4.8%
Adjusted EBITDA Margin	12.7%				12.1%

Brazil’s as reported revenues increased by 3.7%, due to the contribution of new restaurant openings and a 0.6% year-over-year average appreciation of the Brazilian Real. Systemwide comparable sales declined by 2.4% as lower traffic offset average check growth. Third quarter traffic was impacted by the FIFA World Cup in the first half of July, as customers stayed home to watch matches. A calendar shift in the winter holidays and an ongoing soft consumption environment in the country also impacted third quarter traffic. Although still negative, traffic trends began to stabilize in the final month of the quarter in response to the Company’s promotional activities. Marketing activities in the quarter included the return of Chicken McBites and the launch of McFlurry Talento Castanhas-do-Pará and McFlurry Oreo in the Dessert Category. The Company’s affordability platform included the Crispy Tasty and Duplo Pampa in the quarter.

The net addition of 71 restaurants during the last 12-month period, of which over half were free-standing units, contributed $24.4 million to revenues on a constant currency basis during the quarter. The openings brought the restaurant count in Brazil to a total of 833.

As reported Adjusted EBITDA contracted 1.3% and Adjusted EBITDA margin declined 61 basis points to 12.1%, mainly as a result of recent efforts to protect market share and stimulate traffic via promotional activities. In the quarter, higher F&P and Occupancy and Other Operating Expenses were partially offset by lower G&A and reduced payroll expenses as a percentage of sales. Third quarter payroll costs benefited from adjustments in variable compensation and from an easier year-over-year comparison, as the prior-year quarter included a $2.0 million PAT provision in Brazil.

Excluding the favorable impact of the currency appreciation and of the PAT provision, third quarter organic Adjusted EBITDA declined more than the as reported figure due to higher F&P and Occupancy and Other Operating Expenses.

NOLAD
Figure 4. NOLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	503				511	1.6%

Total Revenues	105.7		(2.9)	(5.4)	97.5	-7.8%	-5.1%
Systemwide Comparable Sales						-8.3%
Adjusted EBITDA	8.1	0.0	(0.2)	(1.4)	6.6	-19.5%	-16.7%
Adjusted EBITDA Margin	7.7%				6.7%

NOLAD’s revenues decreased by 7.8% or 5.1% on an organic basis, year-over-year. Systemwide comparable sales declined 8.3%, due to lower average check and traffic. The decline in average check primarily reflected a shift in mix, which more than offset price adjustments. Traffic was impacted by the weak consumer environment in the division and the occurrence of the FIFA World Cup as well as by an intensified competitive environment in Costa Rica and Panama. Key quarterly marketing activities included the launch of Chicken Festival in Panama and the Big Mac Manía in Costa Rica as well as strong properties such as How to Train Your Dragon 2, Scooby Doo and Batman/My Little Pony in the Happy Meal.

The net addition of 8 restaurants during the last 12-month period contributed $4.0 million to revenues in constant currency.

The reported Adjusted EBITDA declined by 19.5% and Adjusted EBITDA margin decreased by 97 basis points to 6.7%. Price increases and a shift in mix resulted in lower F&P costs as a percentage of sales. This was offset by a decline in comparable sales, which resulted in higher Payroll and Occupancy & Other Operating Expenses as a percentage of sales.

SLAD
Figure 5. SLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	372				380	2.2%

Total Revenues	256.3		(81.3)	50.1	225.0	-12.2%	19.5%
Systemwide Comparable Sales						18.5%
Adjusted EBITDA	32.0	0.0	(9.3)	0.5	23.2	-27.4%	1.7%
Adjusted EBITDA Margin	12.5%				10.3%

SLAD’s revenues declined by 12.2%, primarily as a result of the 48.4% year-over-year average depreciation of the Argentine Peso. However, organic revenues (+19.5%) and systemwide comparable sales (+18.5%) benefited from average check growth, which was partly offset by a modest decline in traffic, due to the deteriorating macro environment in Argentina and the impact of the FIFA World Cup in the first half of the seasonally important month of July. Marketing activities in the division included the return of Chicken McBites and the inclusion of the Triple Bacon with Cheese in the affordability platform. The Dessert category performed well, and included the launch of the McFlurry Tres Sueños and the McFlurry Milka Choco Swing.

The net addition of 8 restaurants during the last 12-month period contributed $6.0 million to revenues in constant currency in the quarter.

The reported Adjusted EBITDA margin contracted 216 basis points to 10.3% as higher F&P costs as a percentage of sales (primarily related to higher beef prices in Argentina) more than offset efficiencies in labor costs, G&A and Occupancy and Other Operating Expenses.

Caribbean Division
Figure 6. Caribbean Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	356				362	1.7%

Total Revenues	214.7		(134.7)	40.7	120.6	-43.8%	19.0%
Systemwide Comparable Sales						24.3%
Adjusted EBITDA	19.2	(3.7)	(25.4)	12.3	2.4	-87.5%	71.5%
Adjusted EBITDA Margin	9.0%				2.0%

The Caribbean division’s as reported revenues declined by 43.8% primarily due to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year official exchange rate. However, systemwide comparable sales increased by 24.3%, as growth in average check (primarily due to price adjustments in Venezuela) offset negative traffic. The division continues to be affected by challenging conditions in Venezuela, where the Company has maintained its leading market share. Key marketing initiatives during the quarter included the launch of Chicken McBites for the first time in Venezuela, the re-launch of the Cheddar Bacon Onion sandwich (beef and chicken) in Colombia, and the McBacon (beef and chicken) as part of the affordability platform in Puerto Rico, among others.

The net addition of 6 restaurants during the last 12-month period contributed $8.0 million to revenues in constant currency.

As reported Adjusted EBITDA in the division declined by 87.5% due to the move to a weaker foreign exchange rate used to remeasure the Venezuelan operation. Adjusted EBITDA margin contracted by 696 basis points to 2.0% as leverage in F&P was more than offset by increases in all other cost items as a percentage of sales.

Caribbean Division – excluding Venezuela
Figure 7. Caribbean Division - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	3Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	217				226	4.1%

Total Revenues	104.2		0.0	(3.0)	101.2	-2.9%	-2.9%
Systemwide Comparable Sales						-11.2%
Adjusted EBITDA	4.4	0.0	0.0	(1.2)	3.3	-26.3%	-26.9%
Adjusted EBITDA Margin	4.3%				3.2%

Revenues in the Caribbean division excluding Venezuela decreased by 2.9% versus the prior-year quarter. Comparable sales decreased by 11.2%, primarily as a result of negative traffic and lower average check in both, Puerto Rico and Colombia. The decline in average check was mainly driven by price decreases in Colombia combined with a negative shift in mix in both countries. Adjusted EBITDA margin declined by 103 basis points to 3.2% as higher Occupancy and Other Operating Expenses as a percentage of sales more than offset leverage in F&P, payroll costs and G&A.

New Unit Development
Figure 8. Total Restaurants (eop)*
	September 2014	June 2014	March 2014	December 2013	September 2013
Brazil	833	824	816	812	762
NOLAD	511	509	509	507	503
SLAD	380	378	379	378	372
Caribbean	362	364	365	365	356
TOTAL	2,086	2,075	2,069	2,062	1,993
LTM Net Openings	93	104	110	114	113
* Considers Company-operated and franchised restaurants at period-end

The Company completed 110 new restaurant openings for the twelve month period ended September 30, 2014, resulting in a total of 2,086 restaurants. Also in the period, the Company added 297 Dessert Centers and 16 McCafés, bringing the totals to 2,425 and 344, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $94.8 million at September 30, 2014. The Company’s total financial debt (including derivative instruments) was $886.5 million. Net debt was $791.7 million and the Net Debt/Adjusted EBITDA ratio was 2.9x at September 30, 2014.

Net cash provided by operating activities was $30.7 million in the third quarter of 2014, while cash provided by financing activities amounted to $13.8 million. During the quarter, capital expenditures totaled $48.0 million.

First Nine Months of 2014

For the nine months ended September 30, 2014, the Company’s revenues declined by 8.4% to $2,737.4 million. On an organic basis however, revenues grew by 11.4%. Adjusted EBITDA reached $158.3 million, a decrease of 30.1% compared to the first nine months of 2013. On an organic basis, Adjusted EBITDA decreased by 1.1%, and was significantly affected by the occurrence of the FIFA World Cup through its impact on traffic during the second and third quarters. The year-to-date consolidated net loss amounted to $119.4 million, compared with net income of $21.8 million in the first nine months of 2013. This decline was mainly due to the impact of the transition to the SICAD I (as of March 1, 2014) and the SICAD II (as of June 1, 2014) foreign exchange rates used to remeasure the Venezuelan operation. The change in the exchange rate generated impacts of $38.3 million and $142.1 million in Adjusted EBITDA and net income, respectively. Additionally, capital expenditures amounted to $109.0 million for the period.

Excluding the Venezuelan operation, the Company’s revenues declined by 4.5%, but increased by 9.1% on an organic basis. Adjusted EBITDA declined by 5.6%, as reported, and increased by 3.2%, on an organic basis. Reported Adjusted EBITDA margin contracted by 9 basis points to 7.2%, driven by higher F&P and Occupancy and Other Operating Expenses, which offset leverage in payroll costs and G&A.

Quarter Highlights & Recent Developments

CAD Hedge
During the third quarter of 2014, the Company renewed the Total Equity Return Swap which it had entered into in August 2012 and renewed in the third quarter of 2013, in order to minimize earnings volatility (derived from movements in the stock price) related to the Long Term Incentive Plan (the CAD program). The term of the renewal is one year.

Dividends - 2014
On October 1, 2014, the Company paid the third installment of its 2014 Dividends. The total amount paid was $12.5 million, equivalent to approximately $0.0595 per share of outstanding Class A and Class B shares. The fourth and final installment of the Company’s 2014 Dividends is scheduled for payment on January 2, 2015.

Investor Relations Contact
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2287
www.arcosdorados.com/ir

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,086 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of September 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2014. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-off of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation in connection with the Company’s initial public listing, one-time expenses related to its G&A optimization plan, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

Third Quarter & First Nine Months 2014 Consolidated Results
(In thousands of U.S. dollars, except per share data)
Figure 9. Third Quarter & First Nine Months 2014 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2014	2013	2014	2013
REVENUES
Sales by Company-operated restaurants	868,775	977,156	2,628,220	2,858,917
Revenues from franchised restaurants	35,245	44,056	109,216	128,390
Total Revenues	904,020	1,021,212	2,737,436	2,987,307
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(298,825)	(341,898)	(933,194)	(1,007,556)
Payroll and employee benefits	(183,926)	(205,901)	(565,727)	(615,118)
Occupancy and other operating expenses	(252,516)	(263,387)	(756,761)	(786,542)
Royalty fees	(46,152)	(47,539)	(128,665)	(139,731)
Franchised restaurants - occupancy expenses	(15,337)	(16,034)	(46,434)	(47,653)
General and administrative expenses	(63,832)	(76,820)	(208,407)	(240,272)
Other operating expenses, net	(8,754)	(7,360)	(81,075)	(12,596)
Total operating costs and expenses	(869,342)	(958,939)	(2,720,263)	(2,849,468)
Operating income	34,678	62,273	17,173	137,839
Net interest expense	(18,990)	(27,784)	(54,799)	(58,571)
Loss from derivative instruments	(117)	(303)	(65)	(42)
Foreign currency exchange results	(7,236)	448	(63,134)	(35,255)
Other non-operating expenses, net	(258)	(168)	(749)	(858)
Income (loss) before income taxes	8,077	34,466	(101,574)	43,113
Income tax expense	(7,656)	(14,955)	(17,619)	(21,424)
Net income (loss)	421	19,511	(119,193)	21,689
(Less) Plus: Net (income) loss attributable to non-controlling interests	(181)	70	(183)	75
Net income (loss) attributable to Arcos Dorados Holdings Inc.	240	19,581	(119,376)	21,764
Earnings per share information ($ per share):
Basic net income per common share	$0.00	$0.09	$(0.57)	$0.10
Weighted-average number of common shares outstanding-Basic	210,215,076	209,866,194	210,067,740	209,716,012
Adjusted EBITDA Reconciliation
Operating income	34,678	62,273	17,173	137,839
Depreciation and amortization	29,543	28,823	86,927	86,479
Operating charges excluded from EBITDA computation	1,837	(721)	54,238	2,154
Adjusted EBITDA	66,058	90,375	158,338	226,472
Adjusted EBITDA Margin as % of total revenues	7.3%	8.8%	5.8%	7.6%

Third Quarter & First Nine Months 2014 Results by Division
(In thousands of U.S. dollars)
Figure 10. Third Quarter & First Nine Months 2014 Consolidated Results by Division (In thousands of U.S. dollars)
	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2014	2013	(Decr)	Incr/(Decr)%	2014	2013	(Decr)	Incr/(Decr)%
Revenues
Brazil	460,888	444,537	3.7%	3.0%	1,348,590	1,364,490	-1.2%	6.9%
Caribbean	120,640	214,678	-43.8%	19.0%	467,035	599,540	-22.1%	15.8%
NOLAD	97,497	105,745	-7.8%	-5.1%	286,859	305,323	-6.0%	-2.4%
SLAD	224,995	256,252	-12.2%	19.5%	634,952	717,954	-11.6%	22.1%
TOTAL	904,020	1,021,212	-11.5%	9.7%	2,737,436	2,987,307	-8.4%	11.4%

Operating (loss) Income
Brazil	40,100	41,979	-4.5%	-4.5%	110,967	117,714	-5.7%	1.3%
Caribbean	(7,406)	11,937	-162.0%	40.8%	(82,893)	22,991	-460.5%	-260.8%
NOLAD	(819)	328	-349.7%	-336.3%	(4,394)	(4,843)	9.3%	5.9%
SLAD	18,603	26,364	-29.4%	1.3%	49,353	60,534	-18.5%	19.2%
Corporate and Other	(15,800)	(18,335)	-13.8%	15.9%	(55,860)	(58,557)	4.6%	-23.6%
TOTAL	34,678	62,273	-44.3%	-1.1%	17,173	137,839	-87.5%	-43.8%

Adjusted EBITDA
Brazil	55,549	56,303	-1.3%	-1.5%	156,274	163,886	-4.6%	2.7%
Caribbean	2,411	19,239	-87.5%	37.5%	(11,753)	42,683	-127.5%	-20.2%
NOLAD	6,558	8,142	-19.5%	-16.7%	18,148	17,759	2.2%	6.0%
SLAD	23,206	31,959	-27.4%	1.7%	64,224	77,555	-17.2%	18.0%
Corporate and Other	(21,666)	(25,268)	-14.3%	4.1%	(68,555)	(75,411)	9.1%	-9.5%
TOTAL	66,058	90,375	-26.9%	5.0%	158,338	226,472	-30.1%	1.6%

Figure 11. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
3Q14	2.28	13.12	8.30	49.98
3Q13	2.29	12.91	5.59	6.30
* Local $ per 1 US$

Summarized Consolidated Balance Sheets
(In thousands of U.S. dollars)
Figure 12. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30,	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	94,787	175,648
Accounts and notes receivable, net	75,115	110,696
Other current assets (1)	277,356	380,107
Total current assets	447,258	666,451
Non-current assets
Property and equipment, net	1,153,497	1,244,311
Net intangible assets and goodwill	55,957	70,375
Deferred income taxes	96,414	97,687
Other non-current assets (2)	95,171	101,435
Total non-current assets	1,401,039	1,513,808
Total assets	1,848,297	2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	181,754	311,060
Taxes payable (3)	98,240	137,492
Accrued payroll and other liabilities	138,595	141,970
Other current liabilities (4)	20,198	52,562
Provision for contingencies	665	1,748
Financial debt (5)	117,226	14,324
Total current liabilities	556,678	659,156
Non-current liabilities
Accrued payroll and other liabilities	31,498	35,446
Provision for contingencies	10,237	13,074
Financial debt (6)	774,685	771,171
Deferred income taxes	5,343	6,113
Total non-current liabilities	821,763	825,804
Total liabilities	1,378,441	1,484,960
Equity
Class A shares of common stock	365,697	358,820
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,603	17,250
Retained earnings	234,748	404,287
Accumulated other comprehensive losses	(278,658)	(218,735)
Total Arcos Dorados Holdings Inc shareholders’ equity	469,305	694,537
Non-controlling interest in subsidiaries	551	762
Total equity	469,856	695,299
Total liabilities and equity	1,848,297	2,180,259

(1)
Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald´s Corporation´ indemnification for contingencies", "Deferred income taxes", and "Collateral deposits".

(2)	Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation´ indemnification for contingencies".
(3)	Includes "Income taxes payable" and "Other taxes payable".
(4)	Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5)	Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments"
(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)
Figure 13. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30,	December 31,
	2014	2013
Cash & cash equivalents	94,787	175,648
Total Financial Debt (i)	886,463	785,005
Net Financial Debt (ii)	791,676	609,357
Total Financial Debt / LTM Adjusted EBITDA ratio	3.2	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	2.9	1.8

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $5.4 million and $0.5 million as a reduction of financial debt as of September 30, 2014 and December 31, 2013, respectively).

(ii)	Total financial debt less cash and cash equivalents.